UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: December 16, 2014		Signed: /s/ Scott Cedergren
	By:	Name: Scott Cedergren
Title: Assistant Corporate Secretary

Release:            Immediate             December 16, 2014

Canadian Pacific Railway Limited declares dividend

CALGARY – The Board of Directors of Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today declared a quarterly dividend of thirty-five cents ($0.35) Canadian per share on the outstanding Common Shares.

The dividend is payable on January 26, 2015 to holders of record at the close of business on December 31, 2014, and is an “eligible” dividend for purposes of the Income Tax Act (Canada) and any similar provincial/territorial legislation.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-512-5730

24/7 Media Pager: 855-242-3674

Martin_Cej@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca